MAZOR ROBOTICS LTD.
7 Haeshel Street
Caesarea Industrial Park South
38900 Israel

May 20, 2013

Via Edgar

Amanda Ravitz, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mazor Robotics Ltd.
           Registration Statement on Form 20-F
           Submitted May 10, 2013
           File No.: 001-35920

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mazor Robotics Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 (the “Registration Statement”), so that it may become effective at 12:00 p.m., Eastern Time, on May 22, 2013, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Zysman, Aharoni, Gayer & Sullivan & Worcester LLP, attention: Oded Har-Even at tel. (212) 660-5002, or Edwin L. Miller at tel. (617) 398-0408.

Very truly yours, MAZOR ROBOTICS LTD.

By:	/s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer